Exhibit 99.4

VERSES® Partners with Top Australian Telecom for Genius™ Beta

Initial Project to Focus on Fraud Prevention

VANCOUVER, British Columbia, Jan. 27, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next generation intelligent systems, announces that a leading Australian telecommunications company has joined the Genius beta program to focus on one of the largest issues plaguing their industry globally: fraudulent or illegal use of telecommunications services.

According to credit reporting agency, TransUnion, in 2023 $38.95 Billion was lost to telecom fraud and a report by The Global Leaders’ Forum (GLF), a network of leaders from the world’s largest international carriers, found that 64% of carriers state that fraudulent traffic is a top priority. One of the most common issues telecom operators face today is the prevalence of fraudulent access or hijacked accounts. Although there have been many advances in multi-factor authentication, there are just as many workarounds and hacks to circumvent them.

The telecom provider is eager to implement Genius Agents given their unique ability to model complex dynamic systems, quantify uncertainty, and continuously learn how to make increasingly more accurate predictions.

“VERSES is attracting more large-scale opportunities at an enterprise level where the organization is excited about the capabilities and prospects that Genius provides,” said Michael Wadden, VERSES Chief Commercial Officer. “Genius’ unique ability to continuously reason, predict and act addresses a category of real-world problems that the latest LLMs like OpenAI’s o1 or Deepseek’s R1 still struggle to reliably solve. In this scenario potentially mitigating fraud at scale would create exceptional value for the provider.”

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the potential of Genius to mitigate fraud for telecom companies and the potential to attract more large- scale opportunities.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, the ability of the Company to use Genius to mitigate fraud for telecom companies and the ability of the company to identify more large-scale opportunities. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company will be unsuccessful in finding more large-scale opportunities and that Genius may not be successful in mitigating fraud for telecom companies. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.